UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________

Schedule TO
(Amendment No. 1)

Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
_________________

XL CAPITAL LTD (Issuer)
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Series C Preference Ordinary Shares, Par Value $0.01 Per Share, Liquidation Preference $25.00 Per Share
(Title of Class of Securities)

98372P 876
(CUSIP Number of Class of Securities)

Kirstin Romann Gould, Esq.
Executive Vice President, General Counsel and Secretary
XL Capital Ltd
One Bermudiana Road
Hamilton, Bermuda HM 11
(441) 292-8515
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Noah Newitz, Esq. Cahill Gordon & Reindel LLP 80 Pine Street New York, New York 10005 (212) 701-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$165,000,000	$6,484.50

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that all of the 20,000,000 outstanding shares of Series C Preference Ordinary Shares, par value $0.01 per preference share and liquidation preference $25.00 per preference share, are being purchased at the tender offer price of $8.25 per preference share.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2008 issued by the Securities and Exchange Commission, equals $39.30 per million of the value of the transaction.

[X]
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,484.50	Filing Party: XL Capital Ltd
Form or Registration No.: Schedule TO	Date Filed: February 27, 2009

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[    ]           third-party tender offer subject to Rule 14d-1.
[ X]           issuer tender offer subject to Rule 13e-4.
[    ]           going-private transaction subject to Rule 13e-3.
[    ]           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [  ]

Introduction

This Amendment No. 1 (this “Amendment”) amends the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 27, 2009 (the “Schedule TO”), by XL Capital Ltd, a Cayman Islands exempted limited company (the “Company” or “XL Capital”), relating to the offer by the Company to purchase for cash any and all of its 20,000,000 outstanding Series C Preference Ordinary Shares, par value $0.01 per share and liquidation preference $25.00 per share (the “Preference Shares”) at a price of $8.25 per Preference Share, plus accrued but unpaid dividends up to, but not including, the date the Preference Shares are purchased, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 27, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the offer (the “Offer”).  The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated into this Amendment by reference in response to all of the items of the Schedule TO, except that such information is hereby amended to the extent specifically provided herein.

The Offer to Purchase is hereby amended as follows:

1. The first paragraph of Section 13 of the Offer to Purchase (“Certain Material United States Federal Income Tax Consequences”) is hereby deleted in its entirety.

The Letter of Transmittal is hereby amended as follows:

2. The fourth paragraph of the Letter of Transmittal, which begins “The undersigned hereby covenants, represents and warrants...”, is hereby amended by inserting the word “and” at the end of subclause (b) thereof, replacing “; and” at the end of clause (c) thereof with a period and deleting clause (d) thereof in its entirety.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

XL CAPITAL LTD

By: /s/ Brian W. Nocco
Name: Brian W. Nocco
Title: Executive Vice President and
Chief Financial Officer

Dated:  March 6, 2009